ICICI Bank Limited
                                                           ICICI Bank Towers
                                                           Bandra Kurla Complex
[GRAPHIC] ICICI Bank                                       Mumbai 400 051
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News Release                                             August 1, 2002


Errata in results release issued on July 31, 2002

The total assets of ICICI Bank Limited (NYSE: IBN) at March 31, 2002 stated in the release on results for the quarter ended June 30, 2002, issued on July 31, 2002, should be read as Rs. 104,106 crore instead of Rs. 101,980 crore.




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